EXHIBIT 21.1

Our corporate structure, including our principal operating subsidiaries, of which we own is as follows:

Name of subsidiary	Jurisdiction of incorporation or organization

BTND, LLC	Colorado limited liability company.

10Water Street, LLC	Indiana limited liability company.

BTND MO, LLC	Colorado limited liability company.

BTND DQ, LLC	Minnesota limited liability company.

1519BT, LLC	Florida limited liability company.

We own 100% of the outstanding securities in each of the foregoing entities.